5/23

08002792

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsui Trust Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

FILE NO. 82- 04677

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT: 5/27/08

Chuo Mitsui Trust Holdings, Inc.
Financial Statements for Fiscal Year 2007<Consolidated>

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL http://www.chuomitsui.jp/)
Planned Date of Shareholders' Meeting: June 27, 2008
Planned Date of Submission of Financial Statement Report: June 30, 2008
President: Kazuo Tanabe

3-31-08
AR/S

1.Financial Highlights for Fiscal Year 2007 (from April 1, 2007 to March 31, 2008)

(1) Operating Results

<Note>Amounts less than million yen are omitted

Fiscal Year	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]
	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2007	459,100	2.7	125,387	(21.6)	71,837	(36.3)
Fiscal Year 2006	447,101	(7.1)	159,973	15.6	112,793	(5.8)

Fiscal Year	Net Income per Common Share(Basic)	Net Income Per Common Share(Diluted)	Net Income on Net Assets	Ordinary Profits / Total Assets	Ordinary Profits / Ordinary Income
	yen	yen	%	%	%
Fiscal Year 2007	70.55	40.03	12.3	0.9	27.3
Fiscal Year 2006	123.33	62.88	21.2	1.1	35.8

Note:1 Equity in Earnings from Investments in Affiliates *The Year Ended March 31,2008:682 million*
The Year Ended March 31,2007:802 million

2.Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2) Financial Conditions

Fiscal Year	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share	Consolidated BIS Ratio (Uniform domestic standard)
	yen in millions	yen in millions	%	yen in millions	%
Fiscal Year 2007	14,472,837	1,019,214	6.0	512.15	*Preliminary* 13.84
Fiscal Year 2006	14,090,523	1,137,364	7.1	661.98	12.13

(3) Conditions of Cash Flow

Fiscal Year	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the End of the Year
	yen in millions	yen in millions	yen in millions	yen in millions
Fiscal Year 2007	427,967	(574,244)	(4,888)	151,850
Fiscal Year 2006	521,847	(568,004)	(2,754)	303,133

2.Dividends

	Dividends per share			Total Dividends (Annual)	Dividend Payout Ratio (Consolidated)	Total Dividends / Net Assets (Consolidated)
Record Date	Interim	Fiscal Year-end	Annual			
	Yen	Yen	Yen	Yen in millions	%	%
Fiscal Year 2006	-	5.00	5.00	4,525	4.1	0.9
Fiscal Year 2007	-	7.00	7.00	6,910	9.9	1.2
Fiscal Year 2008 (Estimate)	-	7.00	7.00		9.1	

3.Estimate for Fiscal Year 2008 (from April 1, 2008 to March 31, 2009)

	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]	Estimate of Net Income per Common Share
	yen in millions	%	yen in millions	%	yen in millions	%	Yen
1st Half	210,000	(12.3)	60,000	(6.4)	30,000	(15.7)	30.38
Annual	430,000	(6.3)	140,000	11.7	80,000	11.4	76.96

The above estimates are based on information available at this moment and plan. Actual results may differ form the estimates, depending on future events.

4.Others

(1) Changes in the important Subsidiaries and Affiliates (Specified Subsidiary)
Additional Subsidiary: CMTH Preferred Capital 6 (Cayman) Limited

(2) Changes in the Principles, Procedures and Formats of Accounting
①Changes due to changes in the accounting standards Yes
②Changes other than ① Yes

(3) Number of Shares Issued

Common Stocks	As of the Year Ended Mach 31, 2008:	987,551,267
	As of the Year Ended Mach 31, 2007:	905,329,045
Treasury Stocks	As of the Year Ended Mach 31, 2008:	280,082
	As of the Year Ended Mach 31, 2007:	213,109

Chuo Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets

(in millions of yen)	March 31, 2008	March 31, 2007	Change
ASSETS			
Cash and due from banks	212,552	498,096	(285,544)
Call loans and bills bought	204,862	111,121	93,741
Receivables under securities borrowing transactions	104,003	80,099	23,904
Monetary claims bought	111,422	104,146	7,276
Trading assets	42,886	52,803	(9,917)
Money held in trust	2,463	2,710	(247)
Securities	4,647,960	4,511,730	136,230
Loans and bills discounted	7,852,066	7,377,362	474,703
Foreign exchanges	811	940	(128)
Other assets	427,978	351,678	76,299
Tangible fixed assets	132,794	203,672	(70,877)
Intangible fixed assets	73,499	77,163	(3,664)
Deferred tax assets	144,995	82,850	62,145
Customers' liabilities for acceptances and guarantees	584,076	711,121	(127,044)
Reserve for possible loan losses	(69,535)	(74,974)	5,438
Total assets	**14,472,837**	**14,090,523**	**382,313**
LIABILITIES			
Deposits	8,167,248	8,143,660	23,587
Negotiable certificates of deposit	663,340	386,050	277,290
Call money and bills sold	291,581	547,378	(255,796)
Payables under repurchase agreements	24,197	114,467	(90,269)
Payables under securities lending transactions	1,797,121	1,062,543	734,577
Trading liabilities	8,185	4,398	3,787
Borrowed money	474,369	393,235	81,134
Foreign exchanges	10	48	(38)
Subordinated bonds	176,261	195,119	(18,858)
Subordinated convertible bonds	-	47	(47)
Payables to trust account	1,051,839	1,222,593	(170,754)
Other liabilities	188,125	131,796	56,329
Reserve for bonus payment	3,260	3,247	12
Reserve for retirement benefits	2,262	2,107	154
Reserve for retirement benefits for directors and corporate auditors	1,301	1,060	241
Reserve for possible losses related to land trust	-	9,934	(9,934)
Reserve for contingent losses	12,859	-	12,859
Deferred tax liabilities	7,580	24,346	(16,766)
Acceptances and guarantees	584,076	711,121	(127,044)
Total liabilities	**13,453,622**	**12,953,158**	**500,463**
NET ASSETS			
Common stock and preferred stock	261,608	261,608	-
Capital surplus	127,347	127,342	5
Retained earnings	441,646	378,812	62,833
Treasury stock	(261)	(195)	(66)
Total owners' equity	830,340	767,568	62,772
Net unrealized gains on available-for-sale securities	57,239	259,248	(202,009)
Net deferred losses on hedging instruments, net of taxes	917	(7,439)	8,357
Land revaluation defference	(15,532)	(15,532)	-
Foreign currency translation adjustments	(66)	53	(119)
Total valuation and translation adjustments	42,557	236,329	(193,771)
Minority interest	146,316	133,467	12,849
Total net assets	**1,019,214**	**1,137,364**	**(118,149)**
Total liabilities and net assets	**14,472,837**	**14,090,523**	**382,313**

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.
Consolidated Statements of Income

(in millions of yen)	Fiscal Year 2007	Fiscal Year 2006	Change
Ordinary income	**459,100**	**447,101**	**11,998**
Trust fees	68,644	75,565	(6,920)
Interest income	207,009	161,448	45,561
Interest on loans and bills discounted	116,328	84,450	31,877
Interest and dividends on securities	82,918	70,958	11,960
Interest on call loans and bills bought	1,755	991	763
Interest on receivables under resale agreements	-	3	(3)
Interest on receivables under securities borrowing transactions	625	375	250
Interest on deposits with banks	3,591	1,876	1,714
Other interest income	1,790	2,791	(1,001)
Fees and commissions	123,888	133,119	(9,231)
Trading gains	2,063	3,291	(1,228)
Other operating income	15,718	6,491	9,227
Other income	41,774	67,185	(25,410)
Ordinary expenses	**333,712**	**287,127**	**46,585**
Interest expenses	99,352	62,607	36,745
Interest on deposits	40,303	25,456	14,846
Interest on negotiable certificates of deposit	3,181	1,342	1,839
Interest on call money and bills sold	9,380	4,599	4,781
Interest on payables under repurchase agreements	4,294	3,129	1,165
Interest on payables under securities lending transactions	19,282	10,317	8,964
Interest on commercial paper	-	4	(4)
Interest on borrowings	5,833	4,520	1,313
Interest on bonds and notes	7,241	8,254	(1,013)
Interest on convertible bonds and notes	0	0	(0)
Other interest expenses	9,834	4,980	4,854
Fees and commissions	15,004	15,059	(55)
Trading losses	23	120	(96)
Other operating expenses	9,120	5,846	3,273
General and administrative expenses	139,149	121,725	17,424
Other expenses	71,063	81,768	(10,705)
Net provision for possible loan losses	-	20,343	(20,343)
Other	71,063	61,425	9,637
Ordinary profits	**125,387**	**159,973**	**(34,586)**
Extraordinary profits	**11,376**	**20,904**	**(9,527)**
Gains on disposal of premises and equipment	2,482	3	2,478
Reversal of allowance for loan losses	2,740	-	2,740
Recoveries of written-off claims	4,195	5,085	(889)
Gains on return of securities from retirement benefits trust	-	15,814	(15,814)
Reversal of allowance for losses related to land trust	1,958	-	1,958
Extraordinary losses	**991**	**1,245**	**(254)**
Losses on disposal of premises and equipment	849	540	308
Other extraordinary losses	142	704	(562)
Income before income taxes and minority interests	**135,772**	**179,632**	**(43,859)**
Provision for income taxes	**15,483**	**19,003**	**(3,519)**
Deferred income taxes	**42,967**	**41,905**	**1,062**
Minority interests in net income	**5,484**	**5,930**	**(445)**
Net income	**71,837**	**112,793**	**(40,956)**

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.

Consolidated statement of changes in Net Assets

(from April 1, 2007 to March 31, 2008)

	Owners' Equity				
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the end of previous period	261,608	127,342	378,812	(195)	767,568
Changes of items during the period					
Dividends from surplus	-	-	(9,003)	-	(9,003)
Net income	-	-	71,837	-	71,837
Acquisition of treasury stock	-	-	-	(126)	(126)
Disposal of treasury stock	-	5	-	60	65
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	-	5	62,833	(66)	62,772
Balance at the end of the current period	261,608	127,347	441,646	(261)	830,340

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Gains on Available-for-Sale Securities	Net Deferred Gains(Losses) on Hedging Instruments, Net of Tax	Land Revaluation Defference	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at the end of previous period	259,248	(7,439)	(15,532)	53	236,329	133,467	1,137,364
Changes of items during the period							
Dividends from surplus	-	-	-	-	-	-	(9,003)
Net income	-	-	-	-	-	-	71,837
Acquisition of treasury stock	-	-	-	-	-	-	(126)
Disposal of treasury stock	-	-	-	-	-	-	65
Net changes of items other than owners' equity	(202,009)	8,357	-	(119)	(193,771)	12,849	(180,922)
Total changes of items during the period	(202,009)	8,357	-	(119)	(193,771)	12,849	(118,149)
Balance at the end of the current period	57,239	917	(15,532)	(66)	42,557	146,316	1,019,214

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.
Consolidated statement of changes in Net Assets

(from April 1, 2006 to March 31, 2007)

	Owners' Equity				
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the end of previous period	261,579	126,297	274,583	(1,090)	661,369
Changes of items during the period					
Conversion of convertible bonds	29	29	-	-	58
Dividends from surplus	-	-	(8,569)	-	(8,569)
Net income	-	-	112,793	-	112,793
Acquisition of treasury stock	-	-	-	(246)	(246)
Disposal of treasury stock	-	1,015	-	1,141	2,157
Reversal of land revaluation difference	-	-	5	-	5
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	29	1,045	104,229	894	106,198
Balance at the end of the current period	261,608	127,342	378,812	(195)	767,568

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Gains on Available-for-Sale Securities	Net Deferred Gains(Losses) on Hedging Instruments, Net of Tax	Land Revaluation Defference	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance at the end of previous period	213,547	-	(15,527)	(539)	197,480	106,541	965,391
Changes of items during the period							
Conversion of convertible bonds	-	-	-	-	-	-	58
Dividends from surplus	-	-	-	-	-	-	(8,569)
Net income	-	-	-	-	-	-	112,793
Acquisition of treasury stock	-	-	-	-	-	-	(246)
Disposal of treasury stock	-	-	-	-	-	-	2,157
Reversal of land revaluation difference	-	-	-	-	-	-	5
Net changes of items other than owners' equity	45,701	(7,439)	(5)	592	38,849	26,925	65,774
Total changes of items during the period	45,701	(7,439)	(5)	592	38,849	26,925	171,973
Balance at the end of the current period	259,248	(7,439)	(15,532)	53	236,329	133,467	1,137,364

<Note>Amounts less than one million yen are omitted

Chuo Mitsui Trust Holdings, Inc.

Consolidated Statements of Cash Flows

(in millions of yen)	Fiscal Year 2007	Fiscal Year 2006	Change
1.Operating activities:			
Income before income taxes and minority interests	135,772	179,632	(43,859)
Depreciation and amortization	27,914	42,043	(14,128)
Amortization of goodwill	2,002	985	1,016
Equity in earnings of associated companies	(682)	(802)	120
Increase (decrease) in allowance for possible loan losses	(5,246)	14,933	(20,179)
Increase (decrease) in reserve for bonus payment	34	60	(25)
Increase (decrease) in reserve for retirement benefits for directors and corporate auditors	273	1,060	(787)
Increase (decrease) in reserve for employee retirement benefits	246	265	(18)
Increase (decrease) in reserve for possible losses related to land trust	(9,934)	395	(10,330)
Increase (decrease) in reserve for contingent losses	12,859	-	12,859
Interest income	(207,009)	(161,448)	(45,561)
Interest expenses	99,352	62,607	36,745
Net gain on securities	(8,897)	(14,314)	5,416
Gain on money held in trust	-	(1,413)	1,413
Foreign exchange losses (gains)	86,966	2,875	84,090
Losses (gains) on disposals of tangible fixed assets	(1,633)	537	(2,170)
Decrease (increase) in trading assets	9,917	(7,920)	17,837
Increase (decrease) in trading liabilities	3,787	(2,547)	6,334
Decrease (increase) in loans and bills discounted	(454,541)	(85,274)	(369,267)
Increase (decrease) in deposits	23,195	(239,802)	262,997
Increase (decrease) in negotiable certificates of deposits	277,290	(40,710)	318,000
Increase (decrease) in borrowed money (excluding subordinated borrowings)	131,507	232,289	(100,782)
Decrease (increase) in due from banks (excluding cash quivalents)	134,260	(114,865)	249,126
Decrease (increase) in call loans and bills bought	(101,027)	52,578	(153,606)
Decrease (increase) in receivables under securities borrowing transactions	(23,904)	(5,856)	(18,048)
Increase (decrease) in call money and bills sold	(346,066)	229,448	(575,514)
Increase (decrease) in payables under securities lending transactions	734,577	222,131	512,445
Decrease (increase) in foreign exchanges (assets)	128	36,658	(36,529)
Increase (decrease) in foreign exchanges (liabilities)	(38)	0	(39)
Increase (decrease) in payable to trust account	(170,754)	61,314	(232,068)
Interest income (cash basis)	206,661	159,560	47,101
Interest expenses (cash basis)	(92,817)	(52,415)	(40,402)
Other—net	16,035	(34,662)	50,697
Subtotal	480,230	537,348	(57,118)
Income taxes paid	(52,263)	(15,500)	(36,762)
Net cash provided by (used in) operating activities	427,967	521,847	(93,880)
2.Investing activities:			
Purchase of securities	(5,112,576)	(3,017,378)	(2,095,197)
Proceeds from sales of securities	3,748,448	757,484	2,990,964
Proceeds from redemptions of securities	806,739	1,764,186	(957,446)
Decrease in money held in trust	-	5,349	(5,349)
Purchases of tangible fixed assets	(14,721)	(30,253)	15,532
Proceeds from sales of tangible fixed assets	3,900	3,201	698
Purchases of intangible fixed assets	(15,036)	(13,734)	(1,301)
Proceeds from sales of intangible fixed assets	601	1,391	(790)
Payment for purchase of stocks of subsidiaries	-	(38,252)	38,252
Proceeds from sales of stock of consolidated subsidiaries	8,399	-	8,399
Net cash provided by (used in) investing activities	(574,244)	(568,004)	(6,239)
3.Financing activities:			
Proceeds from subordinated borrowings	-	2,500	(2,500)
Payment of subordinated borrowings	-	(7,000)	7,000
Redemption of subordinated bonds and subordinated convertible bonds	(3,660)	(17,000)	13,339
Issuance of capital stock to minority interests	42,000	33,000	9,000
Redemption of capital stock to minority interests	(29,600)	-	(29,600)
Dividends paid	(9,003)	(8,569)	(434)
Dividends paid for minority interests	(4,515)	(5,450)	935
Purchase of treasury stock	(126)	(246)	119
Proceeds from sales of treasury stock	17	12	5
Net cash provided by (used in) financing activities	(4,888)	(2,754)	(2,133)
4.Foreign currency translation adjustments on cash and cash equivalents	(118)	582	(700)
5.Net increase (decrease) in cash and cash equivalents	(151,283)	(48,329)	(102,954)
6.Cash and cash equivalents, beginning of year	303,133	351,462	(48,329)
7.Cash and cash equivalents, end of year	151,850	303,133	(151,283)

<Note>Amounts less than one million yen are omitted

Financial Highlights for FY3/08

May 19, 2008

Chuo Mitsui Trust Holdings, Inc.

Ⅰ.Summary of Business Results for FY3/08

1. Summary of Profit and Loss

(1) Chuo Mitsui Trust Holdings, non-consolidated basis (Unit: yen billion)

	No.	FY3/08	Change	FY3/07	FY3/08 Outlook*
Operating income	1	186.7	160.9	25.8	186.0
Operating income	2	179.7	160.1	19.6	180.0
Ordinary profit	3	179.2	160.1	19.1	180.0
Net income	4	179.4	160.2	19.1	180.0

*Announced on March 25, 2008

(2) Chuo Mitsui Trust Holdings, consolidated basis (Unit: yen billion)

	No.	FY3/08	Change	FY3/07	FY3/08 Outlook*
Ordinary income	5	459.1	11.9	447.1	460.0
Ordinary profit	6	125.3	(34.5)	159.9	125.0
Net income	7	71.8	(40.9)	112.7	70.0

*Announced on March 25, 2008

Subsidiaries and affiliates (Unit: No. of company)

	No.	End-03/2008	Change	End-03/2007
Number of consolidated subsidiaries	8	27	-	27
No. of affiliates accounted for by the equity methods	9	3	-	3

2. Summary of Profit and Loss of Two Bank Subsidiaries

【Combined non-consolidated basis for CMTB and CMAB】 (Unit: yen billion)

	No.	FY3/08	Change	FY3/07
Gross operating profit	1	265.2	(10.0)	275.3
[Gross operating profit(after trust a/c credit costs)]	2	[262.6]	[(7.1)]	[269.7]
Banking business related profit	3	128.9	(4.4)	133.4
Net interest income	4	108.9	3.9	104.9
Domestic	5	100.7	(3.3)	104.1
International	6	8.1	7.3	0.8
Fees on loan trusts and JODMTs*, before trust a/c credit costs	7	19.9	(8.4)	28.4
Asset management business profit	8	128.0	(10.9)	138.9
Net fees and commissions	9	76.7	(9.5)	86.2
Trust fees	10	51.2	(1.4)	52.7
Net trading profit	11	2.0	(1.1)	3.1
Net other operating profit	12	6.2	6.4	(0.2)
Net bond related profit	13	12.7	12.8	(0.1)
Losses on derivatives	14	(4.3)	(4.6)	0.3
Operating expense (minus)	15	110.8	12.5	98.2
Personnel related (minus)	16	44.0	13.7	30.3
Net periodic benefit costs	17	(7.7)	9.3	(17.1)
Non-Personnel related (minus)	18	61.1	(2.0)	63.2
Business taxes (minus)	19	5.5	0.8	4.6
Pre-provision profit	20	154.4	(22.6)	177.0
[Excluding net bond related profit]	21	[141.7]	[(35.4)]	[177.2]
Transfer to the general reserve (minus)	22	-	(16.3)	16.3
Net operating profit before trust a/c credit costs	23	154.4	(6.3)	160.7
Trust a/c credit costs (minus)	24	2.5	(2.9)	5.5
Net operating profit	25	151.8	(3.3)	155.1
Net other profit	26	(24.9)	(23.9)	(1.0)
Net stock related profit	27	7.8	(0.8)	8.6
Losses on devaluation of stocks	28	(7.4)	(1.9)	(5.5)
Banking a/c credit costs (minus)	29	10.3	2.4	7.9
Recurring profit	30	126.8	(27.3)	154.1
Extraordinary profit	31	8.1	(9.9)	18.1
Net transfer from reserve for possible loan losses [Note]	32	3.4	3.4	0.0
Gains on partial withdrawal of employee retirement benefit trust	33	-	(15.8)	15.8
Net income before income tax	34	135.0	(37.2)	172.3
Current income taxes (minus)	35	10.2	(0.2)	10.5
Deferred income taxes (minus)	36	42.8	(0.5)	43.3
Net income	37	81.9	(36.4)	118.4

*JODMTs : Jointly Operated Designated Money Trust

Credit Costs (minus)	38	9.5	(20.2)	29.7

Overhead Ratio	39	41.7%	6.0%	35.6%

《Reference》

【Combined non-consolidated basis for CMTB and CMAB】 (Unit: yen billion)

	No.	CMTB, non-consolidated basis FY3/08	Change	FY3/07	CMAB, non-consolidated basis FY3/08	Change	FY3/07
Gross operating profit	1	223.6	(10.3)	234.0	41.5	0.2	41.2
[Gross operating profit(after trust a/c credit costs)]	2	[221.0]	[(7.4)]	[228.5]	[41.5]	[0.2]	[41.2]
Banking business related profit	3	128.9	(4.4)	133.4	0.0	(0.0)	0.0
Net interest income	4	108.9	3.9	104.9	0.0	(0.0)	0.0
Domestic	5	100.7	(3.3)	104.1	0.0	(0.0)	0.0
International	6	8.1	7.3	0.8	-	-	-
Fees on loan trusts and JODMTs*, before trust a/c credit costs	7	19.9	(8.4)	28.4	-	-	-
Asset management business profit	8	86.4	(11.2)	97.6	41.5	0.3	41.2
Net fees and commissions	9	78.9	(10.7)	89.6	(2.1)	1.2	(3.3)
Trust fees	10	7.5	(0.5)	8.0	43.7	(0.9)	44.6
Net trading profit	11	2.0	(1.1)	3.1	-	-	-
Net other operating profit	12	6.2	6.4	(0.2)	-	(0.0)	0.0
Net bond related profit	13	12.7	12.8	(0.1)	-	(0.0)	0.0
Losses on derivatives	14	(4.3)	(4.6)	0.3	-	-	-
Operating expense (minus)	15	96.3	11.2	85.1	14.4	1.3	13.0
Personnel related (minus)	16	38.2	12.4	25.8	5.8	1.2	4.5
Net periodic benefit costs	17	(6.8)	8.7	(15.5)	(0.9)	0.6	(1.6)
Non-Personnel related (minus)	18	52.7	(2.1)	54.8	8.4	0.0	8.3
Business taxes (minus)	19	5.3	0.8	4.4	0.1	(0.0)	0.1
Pre-provision profit	20	127.2	(21.5)	148.8	27.1	(1.0)	28.2
[Excluding net bond related profit]	21	[114.5]	[(34.4)]	[149.0]	[27.1]	[(1.0)]	[28.2]
Transfer to the general reserve (minus)	22	-	(16.3)	16.3	-	-	-
Net operating profit before trust a/c credit costs	23	127.2	(5.2)	132.5	27.1	(1.0)	28.2
Trust a/c credit costs (minus)	24	2.5	(2.9)	5.5	-	-	-
Net operating profit	25	124.7	(2.2)	126.9	27.1	(1.0)	28.2
Net other profit	26	(23.8)	(24.0)	0.1	(1.1)	0.0	(1.1)
Net stock related profit	27	7.8	(0.8)	8.6	-	-	-
Losses on devaluation of stocks	28	(7.4)	(1.9)	(5.5)	-	-	-
Banking a/c credit costs (minus)	29	10.3	2.4	7.9	-	-	-
Recurring profit	30	100.8	(26.3)	127.1	26.0	(0.9)	27.0
Extraordinary profit	31	8.1	(10.0)	18.2	(0.0)	0.1	(0.1)
Net transfer from reserve for possible loan losses [Note]	32	3.4	3.4	-	-	(0.0)	0.0
Gains on partial withdrawal of employee retirement benefit trust	33	-	(15.8)	15.8	-	-	-
Net income before income tax	34	109.0	(36.4)	145.4	26.0	(0.8)	26.8
Current income taxes (minus)	35	0.5	0.0	0.4	9.7	(0.3)	10.0
Deferred income taxes (minus)	36	42.0	(0.6)	42.6	0.8	0.0	0.7
Net income	37	66.4	(35.9)	102.3	15.4	(0.5)	16.0

*JODMTs : Jointly Operated Designated Money Trust

	No.	CMTB FY3/08	Change	FY3/07	CMAB FY3/08	Change	FY3/07
Credit Costs (minus)	38	9.5	(20.2)	29.8	-	0.0	(0.0)

3. Capital Adequacy Ratio (Japanese Domestic Standard, Preliminary)

(1) Chuo Mitsui Trust Holdings, Consolidated basis

(Unit: yen billion, %)

	No.	End-3/08			Half-9/07	End-3/07
		(a)	(a-b)	(a-c)	(b)	(c)
Total Capital	1	1,122.3	33.5	80.5	1,088.7	1,041.8
Tier1	2	878.0	65.4	113.5	812.6	764.5
Risk Adjusted Assets	3	8,109.0	(308.1)	(475.1)	8,417.1	8,584.1
Capital Adequacy Ratio	4	13.84	0.91	1.71	12.93	12.13
Tier1 Ratio	5	10.82	1.17	1.92	9.65	8.90

(2) The Chuo Mitsui Trust and Banking, non-consolidated basis

(Unit: yen billion, %)

	No.	End-3/08			Half-9/07	End-3/07
		(a)	(a-b)	(a-c)	(b)	(c)
Total Capital	1	914.8	(110.6)	(70.4)	1,025.5	985.2
Tier1	2	673.0	(78.6)	(35.7)	751.6	708.8
Risk Adjusted Assets	3	7,887.2	(355.0)	(427.9)	8,242.3	8,315.2
Capital Adequacy Ratio	4	11.59	(0.85)	(0.25)	12.44	11.84
Tier1 Ratio	5	8.53	(0.58)	0.01	9.11	8.52

(3) Chuo Mitsui Asset Trust and Banking, non-consolidated basis

(Unit: yen billion, %)

	No.	End-3/08			Half-9/07	End-3/07
		(a)	(a-b)	(a-c)	(b)	(c)
Total Capital	1	34.4	(10.6)	(2.5)	45.1	36.9
Tier1	2	34.4	(10.6)	(2.5)	45.1	36.9
Risk Adjusted Assets	3	130.5	0.7	4.7	129.7	125.7
Capital Adequacy Ratio	4	26.39	(8.37)	(3.01)	34.76	29.40
Tier1 Ratio	5	26.39	(8.37)	(3.01)	34.76	29.40

《Methods used to calculate risk adjusted assets》

	Chuo Mitsui Trust Holdings, consolidated basis	The Chuo Mitsui Trust and Banking, non-consolidated basis	Chuo Mitsui Asset Trust and Banking, non-consolidated basis
Credit Risk Assets	Advanced Internal Ratings Based approach	Advanced Internal Ratings Based approach	Standardized Approach
Operational Risks	The Standardized Approach	The Standardized Approach	The Standardized Approach

II Actions Toward Management Objectives

1. Status of Gross Operating Profit

(1)Recomposition of Revenue Structure

Breakdown of gross operating profit by business segments [Sum of two bank subsidiaries]



100%
80%
60%
40%
20%
0%
FY3/03
FY3/06
FY3/07
FY3/08
63%
11%
2%
2%
3%
9%
5%
5%
37%
32%
12%
4%
9%
0%
14%
11%
9%
6%
3%
68%
24%
13%
4%
9%
2%
16%
14%
10%
5%
3%
76%
29%
15%
4%
4%
2%
17%
12%
10%
5%
2%
71%
Conventional Banking Business
Corporate loans
Bond investments, etc.
Banking Business
Strategic Business
●Loans to individuals
●Real estate asset finance
●Alternative investments
●Other banking related businesses
Banking Business
●Investment trust & Annuity insurance
●Real estate
●Pension
●Stock transfer agency
●Other asset management businesses
Asset Management Business
More focus on high profit and high growth area within strategic business

[Ratio of profit from main strategic businesses to gross operating profit]

	FY3/03	FY3/06	FY3/07	FY3/08
Loans to individuals	11%	12%	13%	15%
Investment trust & Annuity insurance	2%	14%	16%	17%
Real estate	3%	11%	14%	12%
Total	16%	37%	43%	44%

(2) Gross Operating Profit [Sum of two bank subsidiaries]



(JPY bn)
300
250
0
FY3/05
FY3/06
FY3/07
FY3/08
□Gross operating profit
■Gross operating profit excluding effect of housing loan securitization 1

Note:1 Excludes housing loan securitization profit which is posted upfront when securitization takes place, and amortization cost which is posted in the following years

(3) Status of Priority Segments

1. Investment Trust and Annuity Insurance


(JPY bn)
Investment trust and Annuity insurance related profit
Annuity insurance sales fee
Investment trust sales fee
Investment trust related fee (trustee fee & investment advisory fee)
50
40
30
20
10
0
40.5
43.0
45.1
22.1
13.0
14.1
12.2
21.0
20.3
6.1
9.0
10.6
FY3/06
FY3/07
FY3/08


(JPY bn)
End balance and annual sales amount of Investment trust and Annuity insurance
(JPY bn)
4,000
3,000
2,000
1,000
0
1,000
800
600
400
200
0
783.7
924.0
823.4
1,788.4
2,305.1
2,500.4
868.6
1,058.3
1,250.4
919.8
1,246.7
1,249.9
FY3/06
FY3/07
FY3/08
Total sales amount (Investment trust & Annuitiy insurance)
Balance of Annuity insurance
Balance of Investment trust

2. Real Estate


(JPY bn)
Real estate profit
40
30
20
10
0
30.3
38.7
31.7
24.5
31.0
24.4
5.8
7.6
7.2
FY3/06
FY3/07
FY3/08
Real estate brokerage fee
Real estate trust fee


(JPY bn)
Balance of securitized real estate
5,000
4,000
3,000
2,000
1,000
0
2,999.7
4,312.7
5,141.1
End-3/06
End-3/07
End-3/08

3. Loans to Individuals



(JPY bn)
Balance of loans to individuals*
3,000
2,500
2,000
1,500
1,000
500
0
2,415.7
496.8
1,918.9
2,579.9
439.0
2,140.9
2,930.1
398.2
2,531.9
End-3/06
End-3/07
End-3/08
Sole proprietorships
Housing loans

*Balance after housing loan securitization No securitiztion of housing loans since FY3/07

(Unit: yen billion)

	FY3/06 Actual	FY3/07 Actual	FY3/08 Actual
New housing loan origination	679.7	480.0	683.1

(4) Status of Lending Business

1. Loan Portfolio



Average loan balance[1] composition
100%
80%
60%
40%
20%
0%
71%
4%
25%
62%
10%
28%
60%
10%
30%
56%
10%
34%
FY3/03
FY3/06
FY3/07
FY3/08
Corporate loans[2]
Real estate asset finance[3]
Loans to individuals

Notes: 1 Calculated based on the banking acount (domestic funds) + JODMTs + loan trusts + nonresident yen-denominated loans

2 Loans to traditional corporate borrowers + Restrcturing and revitalization related finance, etc.

3 Excludes corporate bond type

2. Loan Yield



Loan yield[1]
2.0%
1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
2H. FY3/06
1H. FY3/07
2H. FY3/07
1H. FY3/08
2H. FY3/08
Average yield on[2] loans and bills discounted
Corporate loans[3]
Real estate asset[4] finance
Loans to individuals
Average yield on[5] deposits and principals

1 Calculated based on the banking acount (domestic funds) + JODMTs + loan trusts + nonresident yen-denominated loans

2 Calculated based on the banking acount (domestic funds) + JODMTs + loan trusts, and excluding effect of housing loan securitization

3 Loans to traditional corporate borrowers + Restrcturing and revitalization related finance, etc.

4 Excludes corporate bond type

5 Calculated based on the banking acount (domestic funds) + JODMTs + loan trusts

2. Status of Asset Management Subsidiaries

(1) Chuo Mitsui Asset Management (CMAM)



(JPY bn)
Total asset under management by CMAM[1]
2,500
2,000
1,500
0
1,311.0
1,574.2
1,864.9
2,234.9
2,179.4
2,209.5
Principal basis[2]
Market value basis
End-3/06
End-3/07
End-3/08

Note:1 Aggregate amount of investment trust and investment advisory
2 Outstanding principal (net of sales, repurchases and redemption amount)

(2) Chuo Mitsui Capital



(JPY bn)
Total funds under management by Chuo Mitsui Capital[1]
300
250
200
150
100
50
0
84.6
142.9
105.1
214.5
116.3
273.9
Investment amount
Commitment amount
End-3/06
End-3/07
End-3/08

Note:1 Aggregate amount of funds under management by Chuo Mitsui Capital

⟨Reference⟩Status of Overseas Investment/Lending and Status of Loans to Consumer Finance Companies

1. Status of Overseas Investments/Lending (Excluding Foreign Bonds and Agency MBS)

(1)Market Value Available (Securities)

(Unit: yen billion)

	End-3/08		FY3/08	Note
	Acquisition cost	Unrealized gain/loss	Loss disposition	
Subprime Loans/Investments	None (*1)		-	
Others	166.1	(7.6)	(5.2)	
CDO	(*2) 10.0	(*2) -	(*2) (5.0)	Managed synthetic CDO (only one security, AA rating) (*3)
Investment Trust(Bond Funds)	4.8	(0.3)	(*4) (0.2)	Investments mainly to public and corporate bonds, domestic and foreign
Investment Trust(Credit Funds)	24.9	(2.5)	-	Investments mainly to bank loans towards US companies
Investment Trust(Stock Funds, etc.)	10.9	(0.9)	-	Market neutral funds of US equities, etc
Foreign Bonds, etc.	115.3	(3.8)	-	Overseas corporate bonds, etc(*5)
Total	166.1	(7.6)	(5.2)	(*6)

(2) Market Value Unavailable (Loans, Securities, and Acceptances and Guarantees)

(Unit: yen billion)

	End-3/08, Balance
Subprime Loans/Investments	None (*1)
Others	103.2
Corporate Loans	(*7) 92.5
Securities of Non-listed Companies	(*5) 6.8
Acceptances and Guarantees (Corporate)	3.8
Total	103.2 (*6)

Note:

(*1) There is no exposure to subprime loans or Alt-A loans.

(*2) Posted a loss as derivative cost (net other operating profit) by sectioned account processing of credit derivatives portion.
There is no change in acquisition cost due to this accounting procedure. As a result, there is no unrealized loss as of the end of March 2008.

(*3) Underlying reference portfolio of this CDO (10.0 billion yen) consists of 120 companies, and includes 4 monoline insurance companies, which account for 3.6%.
There is no hedge transactions implemented against this CDO.

(*4) As of the end of March 2007, we held 30.0billion yen of investment trusts which had investments in ABS backed by US home equity loan.
However, above mentioned investment trusts had been sold off by the end of December 2007, due to which we realized a loss of 0.2 billion yen.

(*5) There is no CMBS.

(*6) Other than above mentioned CDO, there is no direct or indirect investments/lending related to monoline insurance companies.
In addition, there is no investments/lending guaranteed or insured by monoline insurance companies.

(*7) Includes 2.7 billion yen as balance of leveraged finance (sector: 100% electricity and gas).
With regard to above mentioned leveraged finance, there is no undrawn commitment as of the end of March 2008.

2.Status of Loans to Consumer Finance Companies 【CMTB, Non-consolidated】



(JPY bn)
Balance of loans to consumer finance companies and nonbank financial institutions
300
250
200
150
100
50
0
276.5
231.9
177.7
110.9
78.0
47.8
End-3/06
End-3/07
End-3/08
Loans to consumer finance companies and nonbank financial institutions (*1)
Of which, loans to consumer finance companies (*2)

*1 Loan providers which apply interest rates in excess of the upper limit set by the Interest Rate Restriction Law.
(consumer finance companies, consumer credit companies, credit card companies, etc.)

*2 Loan providers whose consumer loan balance exceeds 50% of total loan balance, and the unsecured loan balance (excluding residential) accounts for the highest proportion. (Excludes credit card companies and consumer credit companies)

Ⅲ Outlook for FY3/08

(1) Chuo Mitsui Trust Holdings, non-consolidated basis

(Unit: yen billion)

	No.	1H.FY3/09 Outlook	FY3/09 Outlook	Chg. From FY3/08	FY3/08 Actual
Operating income	1	15.0	16.0	(170.7)	186.7
Operating profit	2	11.0	8.0	(171.7)	179.7
Ordinary profit	3	11.0	8.0	(171.2)	179.2
Net income	4	11.0	8.0	(171.4)	179.4

Dividends per share: common stocks	5	-	7.00yen	-	7.00yen
Dividends per share: Class Ⅱ preferred stocks	6	-	14.40yen	-	14.40yen
Dividends per share: Class Ⅲ preferred stocks	7	-	20.00yen	-	20.00yen

(2) Chuo Mitsui Trust Holdings, consolidated basis

(Unit: yen billion)

	No.	1H.FY3/09 Outlook	FY3/09 Outlook	Chg. From FY3/08	FY3/08 Actual
Ordinary income	8	210.0	430.0	(29.1)	459.1
Ordinary profit	9	60.0	140.0	14.6	125.3
Net income	10	30.0	80.0	8.1	71.8

(3)Combined non-consolidated basis for The Chuo Mitsui Trust and Banking and Chuo Mitsui Asset Trust and Banking

(Unit: yen billion)

	No.	1H.FY3/09 Outlook	FY3/09 Outlook	Chg. From FY3/08	FY3/08 Actual
Pre-provision profit	11	75.0	160.0	5.5	154.4
Net operating profit	12	74.0	158.0	6.1	151.8
Ordinary Profit	13	60.0	135.0	8.1	126.8
Net income	14	35.0	85.0	3.0	81.9

Credit Costs(minus)	15	5.0	10.0	0.4	9.5

The above estimates are based on information available at this moment and plan. Actual results may differ from the estimates, depending on future events.

Summary of Business Results for FY3/08

(Unit: yen million)

	The Chuo Mitsui Trust and Banking, non-consolidated basis			Chuo Mitsui Asset Trust and Banking, non-consolidated basis		
	FY3/08 (A)	(A)-(B)	FY3/07 (B)	FY3/08 (C)	(C)-(D)	FY3/07 (D)
Ordinary Income	369,614	30,905	338,709	54,817	757	54,059
Ordinary Profit	100,840	(26,320)	127,161	26,016	(987)	27,003
Net Income	66,467	(35,902)	102,370	15,465	(581)	16,047
Number of Common Share Issued (thousand Shares)	1,523,833	187,265	1,336,567	600	-	600
Common Shares Outstanding (thousand Shares)	1,398,776	97,689	1,301,086	600	-	600
Net Income per Common Share (yen)	47.51	(27.73)	75.24	25,775.78	(969.65)	26,745.43
Total Assets	13,673,917	560,705	13,113,211	151,158	(8,613)	159,771
Net Assets	738,120	(221,939)	960,060	48,447	(3,527)	51,975
Net Assets Ratio	5.3%	(1.9%)	7.3%	32.0%	(0.4%)	32.5%
Net Assets per Common Share (yen)	246.00	(169.49)	415.49	80,746.63	(5,879.52)	86,626.16

(Notes) Formulas for computing ratio are follows

Net income per common share

$$\frac{\text{Net income - Total dividends on preferred stock}}{\text{Average number of common stock during the period※}}$$

Shareholders' equity per common share

$$\frac{\text{Shareholders' equity at end of period - Deduction from shareholders' equity※※}}{\text{Number of common stock at end of period※}}$$

※excluding treasury stock

※※number of preferred stock × issue price + total dividends on preferred stock

END